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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                BROOKE GROUP LTD.
                                -----------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         -----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   112525-10-0
                                 --------------
                                 (CUSIP NUMBER)

                                  MARC N. BELL

                       VICE PRESIDENT AND GENERAL COUNSEL
                                BROOKE GROUP LTD.
                       100 S.E. SECOND STREET, 32ND FLOOR
                         MIAMI, FL 33131 (305) 579-8000
                -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 13, 1998
                                 --------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 112525-10-0                           PAGE    2     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Bennett S. LeBow
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    8,658,008
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     547,000
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   8,658,008
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               547,000
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,205,008
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          45.24%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

CUSIP NO. 112525-10-0                           PAGE    3     OF    7    PAGES
         ---------------------                       --------    --------




         PRELIMINARY STATEMENT:
         ----------------------

                  This Amendment No. 4 amends the Schedule 13D filed by Bennett
S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as previously amended by Amendments No. 1-3 thereto (as amended, the "Schedule 13D"), relating to the common stock, $.10 par value per share (the "Common Stock"), of Brooke Group Ltd. ("BGL"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

                  Item 5 is hereby amended as follows:

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of April 14, 1998, the Reporting Person was the indirect beneficial owner of, in the aggregate, 9,205,008 shares of Common Stock (the "Shares"), which constituted approximately 45.24% of the 20,348,498 shares of Common Stock outstanding as of April 6, 1998 (as reported in BGL's Annual Report on Form 10-K for the year ended December 31, 1997).

                  (b) The Reporting Person indirectly exercises sole voting power and sole dispositive power over 8,658,008 shares of Common Stock through LeBow Limited Partnership, a Delaware limited partnership ("LLP"). LeBow Holdings, Inc., a Nevada corporation ("LHI"), is the general partner of LLP. The Reporting Person is a director, officer and sole shareholder of LHI. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation (the "Foundation"), of which the Reporting Person and family members serve as directors and executive officers, owns 547,000 shares of the Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the Foundation with respect to the Foundation's shares of Common Stock. The Foundation's principal business and office address is 1221 Brickell Avenue, 21st Floor, Miami, Florida 33131.

                  (c) Transactions in the Common Stock by the Reporting Person effected during the past 60 days are described in Exhibit 4 hereto which is incorporated herein by reference.

                  Item 6 is hereby amended as follows:

         ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                           As of April 14, 1998, 8,191,800 shares of Common
                  Stock are pledged by LLP to U.S. Clearing Corp. ("USC") to secure a margin loan to the Reporting Person in the amount of approximately $2,050,000.

                  Item 7 is hereby amended as follows:

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 3: Margin Agreement dated December 29, 1997 by and between LLP and USC.

                  Exhibit 4: Transactions in the Common Stock in the past 60 days.


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                                  SCHEDULE 13D

CUSIP NO. 112525-10-0                           PAGE    4     OF    7    PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 1998



                                                        /s/ Bennett S. LeBow
                                                            -------------------
                                                            Bennett S. LeBow